Dated August 16, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-179805

Relating to Preliminary Prospectus Supplement

Dated August 16, 2012 to Prospectus Dated February 29, 2012

Hatteras Financial Corp.

7.625% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	Hatteras Financial Corp.

Title of Shares:	7.625% Series A Cumulative Redeemable Preferred Stock (“Series A Preferred Stock”)

Number of Shares:	10,000,000 shares

Overallotment Option:	1,500,000 shares

Price to Public:	$25.00 liquidation preference per share

Maturity:	Perpetual (unless redeemed by the Issuer on or after August 27, 2017 or redeemed by the Issuer pursuant to its special optional redemption right or converted by an investor in connection with a Change of Control (defined below)).

Trade Date:	August 16, 2012

Settlement Date:	August 27, 2012 (T+7)

Dividend Rate:	7.625% per annum of the $25.00 liquidation preference per share (equivalent to the fixed annual rate of $1.90625 per share).

Dividend Payment Dates:	Dividends on the Series A Preferred Stock will be cumulative from, and including, the date of original issue, payable quarterly in arrears on or about the 15th day of January, April, July and October of each year, beginning on October 15, 2012. The first dividend on the Series A Preferred Stock in respect of the partial period ending on, and including, October 14, 2012 is scheduled to be paid on October 15, 2012 and will be a pro rata dividend from, and including, the date of original issue in the amount of $0.254167 per share.

Optional Redemption:	The Issuer may not redeem the Series A Preferred Stock prior to August 27, 2017, except in limited circumstances relating to the Issuer’s ability to qualify as a REIT and pursuant to the special optional redemption provision described below. On and after August 27, 2017, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends (whether or not authorized or declared) to, but not including, the date of redemption. See “Description of Series A Preferred Stock — Optional Redemption,” “— Special Optional Redemption” and “— Restrictions on Ownership and Transfer” in the preliminary prospectus supplement.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of redemption with respect to the Series A Preferred Stock (whether pursuant to the Issuer’s optional redemption right or its special optional redemption right), the holders of Series A Preferred Stock will not have the conversion right described below. A “Change of Control” is when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

•    the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Issuer entitling that person to exercise more than 50% of the total voting power of all stock of the Issuer entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•    following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE MKT or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

See “Description of Series A Preferred Stock — Optional Redemption,” “— Special Optional Redemption” and “— Restrictions on Ownership and Transfer” in the preliminary prospectus supplement.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series A Preferred Stock) to convert some or all of the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of its common stock per share of Series A Preferred Stock to be which is equal to the lesser of:

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•    the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

• 1.7519 (the “Share Cap”), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem all or any portion of the Series A Preferred Stock, holders of Series A Preferred Stock will not be able to convert the Series A Preferred Stock designated for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right.

For definitions of “Change of Control Conversion Right,” “Change of Control Conversion Date” and “Common Stock Price” and for a description of the adjustments and provisions for the receipt of alternative consideration that may be applicable to the Change of Control Conversion Right, see “Description of Series A Preferred Stock — Conversion Rights” in the preliminary prospectus supplement.

Except as provided above in connection with a Change of Control, the Series A Preferred Stock is not convertible into or exchangeable for any other securities or property.

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds to Issuer:	Approximately $241,925,000 (approximately $278,243,750 if the underwriters exercise their overallotment option in full) after deducting the underwriting discount and estimated offering expenses payable by the Issuer.

Listing / Symbol:	The Issuer will file an application to list the Series A Preferred Stock on the NYSE under the symbol “HTSPrA.” If the application is approved, the Issuer expects trading of the shares to commence within 30 days after the date of the initial delivery of the Series A Preferred Stock.

CUSIP / ISIN:	41902R400 / US41902R4002

Authorized Shares:	On August 16, 2012, the Issuer filed articles of amendment to its charter with the Maryland State Department of Assessments and Taxation increasing the number of authorized shares of preferred stock, par value $0.001 per share, from 10,000,000 to 25,000,000.

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. UBS Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

RBC Capital Markets, LLC

Stifel, Nicolaus & Company, Incorporated

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Jefferies & Company, Inc.

J.P. Morgan Securities LLC

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

Keefe, Bruyette & Woods, Inc.

Sterne, Agee & Leach, Inc.

This communication is intended for the sole use of the person to whom it is provided by the sender. The Issuer has filed a registration statement (including a prospectus dated February 29, 2012 and a preliminary prospectus supplement dated August 16, 2012) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 326-5897, Citigroup Global Markets Inc. toll-free at (877) 858-5407, UBS Securities LLC toll-free at (877) 827-6444, extension 561 3884 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322.

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